ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

June 7, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Abby Adams and Tim Buchmiller,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Amendment No. 2 to

Registration Statement on Form S-1

Filed June 3, 2021

File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of 2,500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith. We are also filing a revised copy of the Company’s Free Writing Prospectus (“FWP”).

The Amendment and the revised FWP respond to the comments received from the staff of the SEC in its comment letter, dated June 4, 2021, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on June 3, 2021 and the Company’s original FWP filed by the Company on May 28, 2021, as discussed below.

Courtesy copies of this letter, the Amendment and the revised FWP (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Abby Adams and Tim Buchmiller) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment or the revised FWP, as indicated.

Amendment No. 2 to Registration Statement on Form S-1, Filed June 3, 2021

Prospectus Summary, page 1

Comment 1. We reissue comment 1. You continue to state that you "expect to submit by June 30, 2021 the IND for FDA approval to begin a Phase I clinical trial with human subjects" without providing a basis for your belief that you will be able to commence human trials. Refer to comment 2 of our May 19, 2021 letter. As it appears your proposed test parameters would not be approved until after the FDA has completed their final review of your IND application for AL001, revise to make that clear and to also clarify there is no guarantee that the FDA will approve your IND application.

Response: As noted by the staff, the Company has revised the last two sentences in the first full paragraph on page 2 to comply with this comment. It now reads as follows:

“We have begun the process of preparing an Investigational New Drug (“IND”) application and expect to submit it to the FDA on or before June 30, 2021. If the FDA approves our IND, we will be able to commence Phase I clinical trials in humans. The FDA may request additional information and/or changes to our IND application post submission. There is no guarantee that the FDA will approve our IND application.”

Similar corrected language appears on pages 6, 51, 59, 65, 66 and 102.

General

Comment 2. We note the Free Writing Prospectus ("FWP") filed May 28, 2021 includes information that was previously contained in your prior prospectus, on which we commented and you removed from the prospectus, including the statements of safety and efficacy and your assertions that you will be "commencing Phase 1 human clinical trials in Q3 2021," and "Q4 2021" for AL001 and AL002, respectively, statements you have not substantiated. Discontinue use of the FWP and provide us your analysis regarding how you will address these deficiencies. We also note that on page 2 of the FWP, it references the prospectus filed May 25, 2021.

Response: As noted by the staff, the Company has revised page 10 of the FWP to remove any reference to the efficacy of AL001 to read as follows:

“AL001 is a patented ionic cocrystal technology delivering a therapeutic combination of lithium, proline and salicylate.”

The Company has revised page 11 of the FWP to remove any reference to the safety of AL001 to read as follows:

“The results of our preclinical studies, conducted from May 2016 to June 2017, are summarized below.”

The Company has revised page 9 of the FWP regarding Phase I human clinical trials consistent with Comment 1 above.

As requested by the staff, the Company and the underwriters immediately discontinued the use of the original FWP. The Company intends to file and recirculate a revised FWP to each recipient of the original FWP when it recirculates the revised preliminary prospectus included in the Amendment.

The Company believes that the changes to the original FWP do not rise to the level of a substantive change from the original FWP, in accordance with Rule 433(d)(3) under the Securities Act. The Company believes that the filing and recirculation of the revised FWP to its prior recipients address the deficiencies, if any, through today’s date.

The Company has changed the date of the preliminary prospectus referenced on page 2 of the FWP to June 7, 2021. A hyperlink to the preliminary prospectus filed on June 7, 2021 will be provided in the revised FWP.

Comment 3. Provide us additional information regarding the $500,000 "commission" that would be paid for Digital Power Lending, LLC, reflected on page 17 of the FWP, and tell us whether they are acting as an underwriter for this offering and who would receive such commission. We note your disclosure in the prospectus that Digital Power Lending, LLC may purchase up to 2,000,000 shares of common stock in the offering at the same price and on the same terms as other investors in this offering. Please revise that disclosure as appropriate given the different commissions described in your FWP (5% for Digital Power Lending, LLC, and 7% for Spartan Capital Securities, LLC/Other).

Response: To clarify for the staff, the $500,000 “commission” noted in this comment relates to the 5% underwriting discount that would be paid by the Company to the underwriters if the Company sells 2,000,000 shares of common stock ($10,000,000 times .05) to Digital Power Lending, LLC. Digital Power Lending is acting solely as an investor, not in any way as an underwriter. Digital Power Lending would be purchasing the shares in the ordinary course without any intent to distribute the shares and, as disclosed in the prospectus, is subject to the terms of a lock-up agreement with the underwriters.

The Company has also added to the Digital Power Lending purchase indication sentence that any purchases of shares in the offering will be at the same price and on the same terms as other investors in the offering, “except that a reduced underwriting discount will be paid to the underwriters for the sale of common stock to Digital Power Lending.” See the prospectus cover page and pages 102 and 113.

A 5% underwriting discount is being paid to Spartan Capital Securities, LLC with regard to the sale of common stock to Digital Power Lending and a 7% underwriting discount is being paid to Spartan Capital Securities with regard to sales of common stock to other investors. No payments are being made to Digital Power Lending. Page 17 of the FWP has been revised to make this clear.

* * *

The Company and the underwriters have a strong interest in pricing the initial public offering on Wednesday evening, June 9, 2021, or as soon thereafter as practicable, and respectfully request the staff’s review of the Amendment on an expedited basis to accommodate this timing.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (949) 774-2661).

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

cc:	Henry C.W. Nisser, Esq.

Spencer G. Feldman, Esq.